UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission file number 001-37775

BROOKFIELD BUSINESS PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

73 Front Street, 5th Floor

Hamilton, HM 12 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Exhibit 99.1 included in this Form 6-K is incorporated by reference into Brookfield Business Partners L.P.’s registration statements on Form F-3 (File Nos: 333-264630, 333-258765, 333-273181 and 333-273180-01).

The following document, which is attached as an exhibit hereto, is incorporated by reference herein:

Exhibit	Title
99.1	Unaudited pro forma financial statements of Brookfield Business Partners L.P. as of September 30, 2024 and for the twelve months ended December 31, 2023 and nine months ended September 30, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BROOKFIELD BUSINESS PARTNERS L.P. by its general partner, BROOKFIELD BUSINESS PARTNERS LIMITED

Date:	February 28, 2025	By:	/s/ Jane Sheere
Name: Jane Sheere
Title: Corporate Secretary